September 13, 2024

Stephen Walker
Chief Financial Officer
Taboola.com Ltd.
16 Madison Square West
7th Floor
New York, NY 10010

       Re: Taboola.com Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 28, 2024
           Form 10-Q for the Quarter Ended June 30, 2024
           Filed August 7, 2024
           File Number 001-40566
Dear Stephen Walker:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q For the Quarterly Period Ended June 30, 2024
Notes to the Consolidated Interim Financial Statements
Note 1. General, page 11

1. We note in MD&A "[n]ew digital property partners contributed approximately $103.7 million of new Revenues on a 12-month run rate basis calculated based on their first full month on the network, a majority of which is related to Yahoo supply." In light of your recognition of revenue in connection with the Yahoo Commercial agreement, explain to us your basis for not reporting amortization of the Commercial agreement asset as an expense associated with the revenue in 2023 and 2024. Refer us to the accounting literature that supports your policy.
       In closing, we remind you that the company and its management are responsible for the
 September 13, 2024
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accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology